UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934

                Strawbridge & Clothier

                    (Name of Issuer)

              Common Stock, par value $1.00

           (Title of Class of Securities)

                CUSIP No. 863200101
                    (CUSIP Number)

                       Thomas F. Steyer
         Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      June 19, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                       SCHEDULE 13D

CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     219,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     219,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     219,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.1%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     217,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     217,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     217,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.1%

14   Type of Reporting Person*

     PN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     59,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     59,400

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     59,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.5%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     51,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     51,200

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     51,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.5%

14   Type of Reporting Person*

     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     81,800

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     81,800

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     81,800

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.8%

14   Type of Reporting Person*

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13D

CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     547,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     547,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     547,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.2%

14   Type of Reporting Person*

     00

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D


CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     629,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     629,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     629,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     629,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     629,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     629,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     547,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     547,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     547,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.2%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D



CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     629,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     629,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     629,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                             SCHEDULE 13D


CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     629,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     629,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     629,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                             SCHEDULE 13D

CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     629,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     629,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     629,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.0%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     629,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     629,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     629,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.0%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF


5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     629,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     629,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     629,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.0%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


PAGE

                       SCHEDULE 13D

CUSIP NO. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     629,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     629,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     629,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.0%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement relates to shares of Common Stock, par value $1.00 (the "Shares") of Strawbridge & Clothier
(the "Company"). The Company's principal offices are located at 801 Market Street, Philadelphia, Pennsylvania
19107-3199.

Item 2.  Identity and Background

         This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it:  (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Shares held by it; (iv)
Tinicum Partners, L.P., a New York limited partnership
("Tinicum"), with respect to the Shares held by it; (v)
Farallon Capital Management, L.L.C., a Delaware limited
liability company ("FCMLLC"), with respect to the Shares
held by Farallon Capital Offshore Investors, Inc., a
British Virgin Islands corporation ("Offshore") and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts");  (vi) Farallon
Partners, L.L.C., a Delaware limited liability company
("FPLLC") with respect to the Shares held by each of the
entities named in (i) through (iv) above; (vii) each of
David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"),
Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"),
William F. Mellin ("Mellin"), Stephen L. Millham ("Millh-
am"), Meridee A. Moore ("Moore") and Thomas F. Steyer
("Steyer"), with respect to the Shares held by each of
the entities named in (i) through (v) above; (viii)
Fleur E. Fairman ("Fairman") with respect to the Shares
held by each of the entities named in (i) through (iv)
above.  The name, principal business, state of incorpora-
tion, executive officers, directors and controlling
persons of FCMLLC and FPLLC, are set forth on Annex 1
hereto.  The ownership of the Shares reported hereby for
FCP,

FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC,
Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

      (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

      (c)    The principal business of each of the
Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own account. The principal business of FPLLC is to act as General Partner of the Partner-ships. The principal business of FCMLLC is that of a registered investment adviser.

      (d) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdic-tion and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consider-ation.

     The net investment cost (including commissions) is $3,916,599 for the 219,100 Shares held by FCP, $3,892,232 for the 217,600 Shares held by FCIP, $1,060,105 for the 59,400 Shares held by FCIP II, $915,668 for the 51,200
Shares held by Tinicum and $1,456,660 for the 81,800
Shares held by the Managed Accounts. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed Accounts.

      The Shares held by FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are held in their respective margin accounts. Such margin accounts are maintained at Goldman Sachs & Co. and may from time to time have debit balances. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the Shares purchased and sold. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum.

Item 4.  Purpose of the Transaction.

      The purpose of the acquisition of the Shares is for investment, and the purchases of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Each may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by it at any time. None of the Partnerships nor FCMI has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any item and from time to time, review or reconsider their position and formulate plans or propos-als with respect thereto, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

      A.     Farallon Capital Partners, L.P.

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 10,614,521 Shares reported by the Company to be outstanding as of June 3, 1996 in the Company's Form 10Q for the period ended May 4, 1996.

             (c)   The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

             (d)   The General Partner has the power to
direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the Shares.

             (e)   Not applicable.

      B.     Farallon Capital Institutional Partners,
L.P.

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

             (c)   The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

             (d)   The General Partner has the power to
direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the Shares.

             (e)   Not applicable.

      C.     Farallon Capital Institutional Partners II,
L.P.

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

             (c)   The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

             (d)   The General Partner has the power to
direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the Shares.

             (e)   Not applicable.


      D.     Tinicum Partners, L.P.

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

             (c)   The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

             (d)   The General Partner has the power to
direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the Shares.

             (e)   Not applicable.

      E.     Farallon Capital Management, L.L.C.

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

             (c)   The trading dates, number of Shares
purchased or sold and the price per Share for all transactions in the Shares by the Managed Accounts in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

             (d)   FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr.
Steyer is the senior managing member of FCMLLC, and Messrs. Cohen, Downes, Fish, Fremder, Millham, and Mellin and Ms. Moore are managing members of FCMLLC.

             (e)   Not applicable.

      F.     Farallon Partners, L.L.C.

             (a), (b)     The information set forth in
rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

             (c)   None.

             (d)   FPLLC as General Partner has the power
to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
Mr. Steyer is the senior managing member of FPLLC, and Messrs. Cohen, Downes, Fish, Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

             (e)   Not applicable.

      G.     David I. Cohen

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

             (c)   None.

             (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

             (e)   Not applicable.

      H.     Joseph F. Downes

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

             (c)   None.

             (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

             (e)   Not applicable.

      I.     Fleur E. Fairman

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

             (c)   None.

             (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. Ms. Fairman is a managing member of FPLLC.

             (e)   Not applicable.

      J.     Jason M. Fish

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

             (c)   None.

             (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

             (e)   Not applicable.

           K.     Andrew B. Fremder

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

             (c)   None.

             (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

             (e)   Not applicable.

      L.     William F. Mellin

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

             (c)   None.

             (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

             (e)   Not applicable.

      M.     Stephen L. Millham

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

             (c)   None.

             (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

             (e)   Not applicable.

      N.     Meridee A. Moore

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

             (c)   None.

             (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

             (e)   Not applicable.

      O.     Thomas F. Steyer

             (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

             (c)   None.

             (d)   FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-
ing the disposition of the proceeds from the sale of the
Shares.   FCMLLC, as an investment adviser, has the power
to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.

             (e)   Not applicable.

      The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed

Accounts.  Each of FCMLLC, FPLLC, Cohen, Downes, Fairman,
Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 7.  Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June ___, 1996


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS,
                    II, L.P., and
                    TINICUM PARTNERS, L.P.
                    by Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of David I. Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

             ANNEX 1



      Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and
Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.
The following is set forth below with respect to Farallon Capital Management, L.L.C. and Farallon
Partners, L.L.C.: (a) name; (b) address; (c) principal business; (d) state of organization; (e) controlling persons.

1.    (a)    Farallon Capital Management, L.L.C.

      (b)      c/o Farallon Capital Management, L.L.C.
                   One Maritime Plaza, Suite 1325
                   San Francisco, CA  94111

      (c)      Serves as investment adviser to various
               managed accounts

      (d)      Delaware limited liability company

      (e)      Managing Members: Thomas F. Steyer, Se-
               nior Managing Member, David I. Cohen,
               Joseph H. Downes, Jason M. Fish, Andrew
               B. Fremder, William F. Mellin, Stephen L.
               Millham and Meridee A. Moore, Managing
               Members.

2.    (a)      Farallon Partners, L.L.C.

      (b)      One Maritime Plaza, Suite 1325
               San Francisco, CA  94111

      (c)      Serves as general partner to investment
               partnerships

      (d)      Delaware limited liability company

      (e)      Managing Members:  Thomas F. Steyer,
               Senior Managing Member, David I. Cohen,
               Joseph H. Downes, Fleur E. Fairman, Jason
               M. Fish, Andrew B. Fremder, William F.
               Mellin, Stephen L. Millham and Meridee A.
               Moore, Managing Members.

3.    (a)      David I. Cohen

      (b)      c/o Farallon Capital Management, L.L.C.
                   One Maritime Plaza, Suite 1325
                   San Francisco, CA  94111

      (c)      Managing Member of Farallon
               Partners,L.L.C.; Managing Member of
               Farallon Capital Management, L.L.C.

      (d)      South African Citizen

4.    (a)      Joseph F. Downes

      (b)      c/o Farallon Capital Management, L.L.C.
                   One Maritime Plaza, Suite 1325
                   San Francisco, CA  94111

      (c)      Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.

      (d)      United States Citizen

5.    (a)      Fleur E. Fairman

      (b)      993 Park Avenue
               New York, New York  10028

      (c)      Managing Member of Farallon Partners,
               L.L.C.

      (d)      United States Citizen

6.    (a)      Jason M. Fish

      (b)      c/o Farallon Capital Management, L.L.C.
                   One Maritime Plaza, Suite 1325
                   San Francisco, CA  94111

      (c)      Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.

      (d)      United States Citizen

7.    (a)      Andrew B. Fremder

      (b)      c/o Farallon Capital Management, L.L.C.
                   One Maritime Plaza, Suite 1325
                   San Francisco, CA  94111

      (c)      Managing Member of Farallon
               Partners,L.L.C.; Managing Member of
               Farallon Capital Management, L.L.C.

      (d)      United States Citizen

8.    (a)      William F. Mellin

      (b)      c/o Farallon Capital Management, L.L.C.
                   One Maritime Plaza, Suite 1325
                   San Francisco, CA  94111

      (c)      Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.

      (d)      United States Citizen

9.    (a)      Stephen L. Millham

      (b)      c/o Farallon Capital Management, L.L.C.
                   One Maritime Plaza, Suite 1325
                   San Francisco, CA  94111

      (c)      Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.

      (d)      United States Citizen

10.   (a)      Meridee A. Moore

      (b)      c/o Farallon Capital Management, L.L.C.
                   One Maritime Plaza, Suite 1325
                   San Francisco, CA  94111

      (c)      Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.

      (d)      United States Citizen

11.   (a)      Thomas F. Steyer

      (b)      c/o Farallon Capital Management, L.L.C.
                   One Maritime Plaza, Suite 1325
                   San Francisco, CA  94111

      (c) Senior Managing Member of Farallon Part-ners, L.L.C.; Senior Managing Member of
               Farallon Capital Management, L.L.C.;
               Director, NAB Asset Corporation

      (d)      United States Citizen

PAGE

                JOINT ACQUISITION STATEMENT
                PURSUANT TO RULE 13D-(f)(1)


      The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  June ___, 1996

                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P.
                    by Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as attorney-in-fact
                    for each of David I. Cohen, Joseph F.
                    Downes, Fleur E. Fairman, Jason M.
                    Fish, Andrew B. Fremder, William
                    F. Mellin, Stephen L. Millham,
                    Meridee A. Moore.
                        SCHEDULE A


               FARALLON CAPITAL PARTNERS, L.P.



                       NO. OF SHARES            PRICE
      TRADE DATE         PURCHASED            PER SHARE
                                          (including
                                           commission)

      05/10/96             17,000             $18.25
      05/13/96             17,000            $18.125
      05/14/96              8,500            $18.125
      05/15/96             17,000            $18.125
      05/16/96              8,500            $18.125
      05/21/96             11,600            $18.375
      05/28/96              4,200            $18.125
      05/29/96              4,800            $18.125
      05/30/96              2,500            $18.125
      05/31/96              2,100            $18.125
      06/05/96              3,600            $18.125
      06/07/96              3,600            $18.125
      06/10/96             15,200            $18.125
      06/17/96              3,000            $18.125
      06/18/96              5,100            $17.875
      06/19/96             34,000            $17.375
      06/21/96              3,500            $16.87
      06/24/96              8,800            $16.725
      06/25/96              1,700            $16.625
      06/26/96              3,800            $16.49


PAGE

                        SCHEDULE B


           FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                       NO. OF SHARES         PRICE
      TRADE DATE         PURCHASED           PER SHARE
                                            (including
                                              commission)

      05/10/96             17,000             $18.25
      05/13/96             17,000            $18.125
      05/14/96              8,500            $18.125
      05/15/96             17,000            $18.125
      05/16/96              8,500            $18.125
      05/21/96              9,300            $18.375
      05/28/96              4,300            $18.125
      05/29/96              4,800            $18.125
      05/30/96              2,500            $18.125
      05/31/96              2,200            $18.125
      06/05/96              3,300            $18.125
      06/07/96              3,300            $18.125
      06/10/96             12,400            $18.125
      06/17/96              2,000            $18.125
      06/18/96              5,000            $17.875
      06/19/96             34,000            $17.375
      06/21/96              2,600            $16.875
      06/24/96              6,500            $16.725
      06/25/96              1,400            $16.625
      06/26/96              3,800            $16.49


PAGE

                        SCHEDULE C


         FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.



                       NO. OF SHARES          PRICE
      TRADE DATE         PURCHASED           PER SHARE
                                               (including
                                             commission)

      05/10/96             6,000             $18.25
      05/13/96             6,000             $18.125
      05/14/96             3,000             $18.125
      05/15/96             6,000             $18.125
      05/16/96             3,000             $18.125
      05/21/96             1,200             $18.375
      05/28/96               700             $18.125
      05/29/96               700             $18.125
      05/31/96               200             $18.125
      06/05/96               500             $18.125
      06/07/96               500             $18.125
      06/10/96             2,000             $18.125
      06/18/96               900             $17.875
      06/19/96             6,000             $17.375
      06/21/96             1,400             $16.875
      06/24/96             3,500             $16.725
      06/25/96               700             $16.625
      06/26/96             1,500             $16.49

                        SCHEDULE D


                   TINICUM PARTNERS, L.P.


                       NO. OF SHARES          PRICE
      TRADE DATE         PURCHASED          PER SHARE
                                             (including
                                             commission)


      05/10/96              5,000              $18.25
      05/13/96              5,000             $18.125
      05/14/96              2,500             $18.125
      05/15/96              5,000             $18.125
      05/16/96              2,500             $18.125
      05/21/96              2,900             $18.375
      05/28/96                900             $18.125
      05/29/96              1,000             $18.125
      05/31/96                400             $18.125
      06/05/96                800             $18.125
      06/07/96                800             $18.125
      06/10/96              3,200             $18.125
      06/18/96              1,200             $17.875
      06/19/96              8,000             $17.375
      06/21/96                800             $16.875
      06/24/96              2,000             $16.725
      06/25/96                400             $16.625
      06/26/96              1,000             $16.49



PAGE

                        SCHEDULE E


               FARALLON CAPITAL MANAGEMENT INC.


                       NO. OF SHARES          PRICE
      TRADE DATE         PURCHASED          PER SHARE
                                               (including
                                             commission)


      05/10/96              1,500             $18.25
      05/13/96              1,500             $18.125
      05/14/96                800             $18.125
      05/15/96              1,500             $18.125
      05/16/96                800             $18.125
      05/21/96              1,700             $18.375
      05/28/96                400             $18.125
      05/29/96                500             $18.125
      05/31/96                200             $18.125
      06/05/96                500             $18.125
      06/07/96                500             $18.125
      06/10/96              2,000             $18.125
      06/18/96                800             $17.875
      06/19/96              5,000             $17.375
      06/21/96                500             $16.875
      06/24/96              1,300             $16.725
      06/25/96                300             $16.625
      06/26/96                300             $16.49
      05/10/96                500             $18.25
      05/13/96                500             $18.125

      05/14/96                200             $18.125
      05/15/96                500             $18.125
      05/16/96                200             $18.125
      05/21/96                300             $18.375
      05/28/96                100             $18.125
      05/29/96                100             $18.125
      05/31/96                100             $18.125
      06/05/96                300             $18.125
      06/07/96                300             $18.125
      06/10/96              1,200             $18.125
      06/18/96                500             $17.875
      06/19/96              3,000             $17.375
      06/21/96                200             $16.875
      06/24/96                500             $16.725
      06/25/96                100             $16.625
      06/26/96                300             $16.49
      05/10/96              2,500             $18.25
      05/13/96              2,500             $18.125
      05/14/96              1,300             $18.125
      05/15/96              2,500             $18.125
      05/16/96              1,300             $18.125
      05/21/96              1,700             $18.375
      05/28/96                400             $18.125
      05/29/96                500             $18.125
      05/31/96                200             $18.125
      06/05/96                800             $18.125

      06/07/96                800             $18.125
      06/10/96              3,200             $18.125
      06/18/96              1,200             $17.875
      06/19/96              8,000             $17.375
      06/21/96                800             $16.875
      06/24/96              1,900             $16.725
      06/25/96                400             $16.625
      06/26/96                300             $16.49
      05/10/96                500             $18.25
      05/13/96                500             $18.125
      05/14/96                200             $18.125
      05/15/96                500             $18.125
      05/16/96                200             $18.125
      05/21/96                300             $18.375
      05/28/96                100             $18.125
      05/29/96                100             $18.125
      05/31/96                100             $18.125
      06/05/96                200             $18.125
      06/07/96                200             $18.125
      06/10/96                800             $18.125
      06/18/96                300             $17.875
      06/19/96              2,000             $17.375
      06/21/96                200             $16.875
      06/24/96                500             $16.725
      06/25/96                400             $16.625
      06/26/96                300             $16.49